

July 12, 2013

Via E-mail
Mr. Scott A. Estes
Chief Financial Officer
Health Care REIT, Inc.
4500 Dorr Street
Toledo, Ohio 43615

> **Re: Health Care REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 1-8923**

Dear Mr. Estes:

We have reviewed your response letter filed on June 26, 2013 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 1. Business

Investment Types, page 6

1. We note your response to prior comment 1. Please confirm that you will expand your disclosure within future filings to address some of the aspects of your response including the indication that certain of the properties in your portfolio may sell at a discount to market price as a result of the rights held by certain purchase option holders. Additionally, please tell us the gain or loss on the sale of the 17 properties which were disposed of pursuant to the terms of the purchase options in the original lease.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief